

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Mr. James J. Cerna, Jr.
President and Chief Executive Officer
Armada Oil, Inc.
10777 Westheimer Road, Suite 1100
Houston, Texas 77042

> **Re: Armada Oil, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 21, 2013**
> **File No. 333-185185**

Dear Mr. Cerna:

We have reviewed your amendment and your letter dated February 21, 2013, and we have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the correspondence dated February 8, 2013 submitted on your behalf by your counsel, Sierchio & Company, LLP. That correspondence requested that the Division of Corporation Finance "confirm…that, subject to the Company conducting the Private Placement in a manner consistent with the exemption from the registration requirement afforded by Section 4(2), or such other exemptions as the Company may rely upon, it will not recommend that the Commission take any enforcement action should the Company conduct the Private Placement." As we discussed in a telephone conversation with counsel on February 14, 2013, integration questions involve factual issues which the staff is not in a position to resolve. As such, please be advised that we have not and will not

express any view on the application of the securities laws in this matter. Refer to SEC Release No. 33-6253 (October 28, 1980).

Amendment No. 2 to Registration Statement on Form S-4

2.   Please provide relevant updates with each amendment. As an example only, please update the compensation disclosure for each executive officer or director of Mesa who will serve as a director or executive officer of Armada to provide the information required by Item 402 of Regulation S-K with respect to Mesa's fiscal year ended December 31, 2012. Please also refer to Item 18(a)(7)(ii) of Form S-4.

The Acquisition, page 70

Background to the Acquisition, page 70

3.   We note your response to comment 1 in our letter dated February 6, 2013. Please expand your summary of C.K. Cooper's presentation to include all of the information required by Item 1015(b)(6) of Regulation M-A with respect to the findings of C.K. Cooper and the bases and methods for arriving at such findings. For example, where you refer on page 71 to the portion of the presentation relating to "certain comparative market valuations," disclose the "inferred value of the combined entity" and explain in greater detail how that valuation was derived, including all material assumptions. Disclose the advisor's criteria for selecting the five other companies compared. Finally, where you refer on page 71 to "the potential value of the combined entity twelve months after the proposed business combination closes," disclose the potential valuation and disclose the amount of the "additional capital formation" assumed as part of that valuation. In the alternative, please tell us why you believe that such information is not required.

Exhibits

Exhibit 5.1

4.   We note that the revised legality opinion is limited to "Chapter 78 of the Nevada Revised Statutes," and that the prior legality opinion instead made reference to the Nevada Revised Statutes. Please tell us why the limitation to Chapter 78 is appropriate. In the alternative, please obtain and file a revised legality opinion that clearly includes consideration of all applicable Nevada statutory provisions.

Exhibit 8.1

5.   We note that the opinion includes a consent to the filing of the opinion as an exhibit to the registration statement. Please also obtain and file a consent from counsel to the prospectus discussion of the opinion and a consent to being named in the registration

statement. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section IV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief